UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38889

SciPlay Corporation
(Exact name of registrant as specified in its charter)

6601 Bermuda Road
Las Vegas, NV 89119
(702) 897-7150
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1) holder.

Effective as of 12:01 a.m. Eastern Time on October 23, 2023, upon the terms and subject to the conditions set forth in that Agreement and Plan of Merger, dated as of August 8, 2023, by and among Light & Wonder, Inc. (“Light & Wonder”), Bern Merger Sub, Inc., a wholly owned subsidiary of Light & Wonder (“Merger Sub”), and SciPlay Corporation (“SciPlay”), Merger Sub merged with and into SciPlay, with SciPlay continuing as the surviving corporation and as a wholly owned subsidiary of Light & Wonder.

Pursuant to the requirements of the Securities Exchange Act of 1934, SciPlay has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 2, 2023

SciPlay Corporation

By:	/s/ James Sottile
	Name:	James Sottile
	Title:	President, Treasurer and Secretary